SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
March 5, 2009

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on March 5, 2009, entitled "Execution of debt capital market transactions".

Execution of debt capital market transactions

Yesterday, Wednesday 4th March 2009, StatoilHydro ASA, guaranteed by StatoilHydro Petroleum AS, executed the following debt capital market transactions:

Issue of EUR 1,300,000,000 4.375% Notes due 11 March 2015

Issue of EUR 1,200,000,000 5.625% Notes due 11 March 2021

Issue of GBP 800,000,000 6.875% Notes due 11 March 2031

The net proceeds from the issue of the Notes will be applied for StatoilHydro ASA's general corporate purposes.

All three Notes issues have been fully subscribed. Settlement date is 11 March 2009.

The Notes are issued under StatoilHydro ASA's US$ 6,000,000,000 Euro Medium Term Note Programme and will be listed on London Stock Exchange.

StatoilHydro ASA has Aa2 and AA- credit ratings from Moody's and Standard & Poor's, respectively.

Further information from:

Investor relations

Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 ( office)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950

Finance

Tron Vormeland, vice president, corporate financing, +47 90 54 01 35 (mobile), +47 51 99 42 97

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: March 5, 2009	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer